

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2026

Colbert Narcisse
Senior Executive Vice President
TIAA REAL ESTATE ACCOUNT
c/o Teachers Insurance and Annuity Association of America
730 Third Avenue
New York, NY 10017-3206

Re: TIAA REAL ESTATE ACCOUNT
Registration Statement on Form S-1
Filed March 12, 2026
File No. 333-294258

Dear Colbert Narcisse:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Catherine De Lorenzo at 202-551-3772 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Harry Eisenstein, Esq.